Exhibit 99.1

Beamr Issues Q3-2024 CEO Letter to Shareholders: Focus on Marketing Strategies and Building the Sales Funnel

Herzliya, Israel, Nov. 13, 2024 (GLOBE NEWSWIRE) -- Beamr Imaging Ltd. (NASDAQ: BMR), a leader in video optimization technology and solutions, today issued a Letter to Shareholders from Sharon Carmel, Chief Executive Officer.

Dear Shareholders:

I am pleased to share with you our Q3-2024 activities, progress, and other recent updates.

Below are the key aspects of our strategy:

In 2024, Beamr has strengthened its market presence by participating in 7 leading trade shows and conferences during the year so far, including Mile High Video, GTC, NAB, SIGGRAPH, Oracle CloudWorld, IBC and Demuxed.

During these events, Beamr executives delivered high-impact presentations to hundreds of industry professionals, showcasing our innovative technology and expanding SaaS solutions. Furthermore, we held over 100 face-to-face meetings with existing and prospective customers. These efforts focused on differentiating Beamr in the video market and highlighting the value of our high-quality, high-efficiency, GPU-accelerated SaaS offerings to key and prospective customers in emerging markets, such as Media & Entertainment, User-Generated content and Internet-of-Things.

Building the sales funnel

We achieved a significant milestone with our first cloud sale, demonstrating that all of Beamr SaaS’ components - ranging from onboarding and connecting the customers’ video repositories to billing - are functioning as designed.

Currently, we are working on dozens of new leads and deals in our sales funnel, which we are aiming to convert into signed customers in the end of 2024 and leading into 2025. Though we still cannot give projections, we are encouraged by the substantial interest generated since the launch of Beamr Cloud in February 2024, and we are pleased with the progress we’ve made so far.

Optimizing Live 4Kp60 using GPUs

Beamr successfully demonstrated live video optimization for the first time at 4K resolution (Ultra-High Definition) and 60 frames per second (4Kp60) - the only live optimization available on GPUs (for more details, read here).

The demonstration set a higher bar than video on demand, as live video optimization requires fast and constant video processing. We view live video optimization as a highly valuable milestone that can contribute significantly to our sales growth in 2025.

Beamr booth at IBC 2024

Q3-2024 Highlights

During Q3-2024, we strengthened Beamr Cloud with our first AI capabilities, expanded our collaborations with video industry leaders, and created a new channel to reach customers with large-scale video libraries in the media and entertainment market.

In July 2024, we launched our first AI capabilities integrated into Beamr Cloud, enabling automatic caption and transcription generation in multiple languages. It is a first step in augmenting Beamr Cloud with AI capabilities.

In August 2024, we announced that Beamr Cloud supports automated and scalable modernization of video to the advanced AV1 format (AOMedia Video 1), which is poised to address a significant challenge that has occupied many video industry professionals in recent years.

As a GPU-accelerated video service, Beamr Cloud enables its customers to enhance videos with AI capabilities, while simultaneously performing video operations, such as upgrades to advanced formats like AV1.

Delivering “Forever Video”

In October 2024, we commenced a collaboration with Bridge Digital Inc., a proven video technology integrator, to offer a specialized service for companies and organizations with large-scale video repositories, including those in news, sports, entertainment and user-generated content.

Utilizing Bridge Digitial’s extensive expertise in media storage and video management, this partnership enables companies that rely on video for their daily operations or manage vast video libraries to achieve “Forever Video” - future-proofing their content to ensure long-term compatibility through efficient, automatic, and scalable processes, all while significantly reducing costs.

Capturing the interest of video industry leaders

Throughout Q3-2024, we participated in top industry conferences showcasing our collaborations with tech giants and capturing the interest of video industry leaders.

At SIGGRAPH 2024 and at Oracle CloudWorld 2024, we demonstrated with Oracle Cloud Infrastructure (OCI) an optimized production of large, high-quality, high-resolution videos rendered from 3D design, enabling the sharing of heavy files of 3D model visualizations with creative teams members, customers, and other stakeholders.

We also participated in investor conferences, where we presented Beamr’s achievements and future plans, such as the H.C. Wainwright 26th Annual Global Investment Conference and the 2024 ThinkEquity Conference.

CEO Sharon Carmel presenting at ThinkEquity 2024

Financial highlights*

During the period of nine months ended September 30, 2024, we generated approximately $1.5M in revenues, compared with $1.43M in the nine months ended September 30, 2023, representing a 5% increase, and as of September 30, 2024, we had approximately $16.6M of cash and cash equivalents.

Historically Q4 is a relatively strong quarter with 2024 being no exception. So far in Q4-2024, we have deals worth approximately $1.16M in revenues. We can also share that we have been successful in increasing our license fees as we look into 2025.

Respectfully,

Sharon Carmel

Chief Executive Officer, Beamr Imaging Ltd.

*	This unaudited preliminary financial information regarding our revenues for the three months and quarter ended September 30, 2024, is based upon our estimates and subject to completion of our quarter-end financial results. Moreover, this financial information has been prepared solely on the basis of currently available information by, and is the responsibility of, management. Our independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to such preliminary estimates or the accounting treatment thereof and does not express an opinion or any other form of assurance with respect thereto. This preliminary financial information is not a comprehensive statement of our financial results for this period.

About Beamr

Beamr (Nasdaq: BMR) is a world leader in content-adaptive video optimization and modernization. The company serves top media companies like Netflix and Paramount. Beamr’s inventive perceptual optimization technology (CABR) is backed by 53 patents and won the Emmy® award for Technology and Engineering. The innovative technology reduces video file size by up to 50% while guaranteeing quality.

Beamr Cloud is a high-performance, GPU-based video optimization and modernization service designed for businesses and video professionals across diverse industries. It is conveniently available to Amazon Web Services (AWS) and Oracle Cloud Infrastructure (OCI) customers. Beamr Cloud enables video modernization to advanced formats such as AV1 and HEVC, and is ready for video AI workflows. For more details, please visit www.beamr.com

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. Forward-looking statements in this communication may include, among other things, statements about Beamr’s strategic and business plans, technology, relationships, objectives and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition. In particular, forward-looking statements in this press release include Beamr’s anticipated revenues for the quarter ended December 31, 2024. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks, and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on March 4, 2024, and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of the date hereof, and the Company undertakes no duty to update such information except as required under applicable law.

Investor Contact:

investorrelations@beamr.com

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